Exhibit 99.1

Golden Star Announces Changes to Board of Directors at the 2021 Annual General Meeting of Shareholders

TORONTO, March 31, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that Karen Akiwumi-Tanoh and Gerard De Hert will be put forward for election as directors of the Company at the forthcoming annual general meeting of Golden Star shareholders on 6 May, 2021 (the "AGM"). In further changes to the Company's board of directors (the "Board"), Robert Doyle will not be standing for re-election at the AGM. Mr. Doyle's retirement is in line with Golden Star's Board mandate of a maximum term limit of 10 years for directors. Current board member, Mona Quartey, will replace Mr. Doyle as chair of the audit committee of the Board.

Ms. Akiwumi-Tanoh is a chartered accountant and experienced non-executive director ("NED"), with an extensive career in the African banking sector, predominately with Ecobank Transnational Inc. Her current board roles include NED and audit committee chair of First Atlantic Bank, Ghana and NED and audit committee chair of Prudential Life, Ghana. Previous NED roles include chair of the board of directors of First Atlantic Bank, Ghana and NED of Beneficial Life Insurance, Togo. Previous executive roles included managing director of Ecobank, Sierra Leone and member of the advisory board of Spencer Stuart, South Africa. She holds an MBA from the University of Ghana.

Mr. De Hert is Managing Director, Technical Services for La Mancha Holding, a privately held company specialized in gold mining investments, where he oversees technical diligence work in new and existing investments. Prior to joining La Mancha, he was senior vice president of exploration at Endeavour Mining. He was also a member of Endeavour Mining's ESG committee between 2018 and 2020. Prior to that, he spent several years working as general manager at Vale-ARM, managing the Lupoto Copper project. Other prior roles include chief geologist at Teal Mining, regional exploration geologist at IAMGOLD and chief mine geologist at AngloGold Ashanti. He holds a Masters Degree in mineralogy and geology from the Catholic University of Louvain and a Masters Degree in mineral exploration from the University of Leicester. Mr De Hert will stand as a nominee of La Mancha Holding, replacing Ani Markova who has been invited by the Board to continue to serve as a director of the Company and will stand for re-election at the AGM.

Tim Baker, Chairman of Golden Star, commented:

"We would like to thank Rob Doyle for his many contributions to the Company.  As part of the on-going board renewal process at Golden Star, after 10 years he will not be standing for re-election. In his place, we are delighted that Karen Akiwumi-Tanoh, who is Ghanaian and who has extensive experience in the financial sector in Africa, has agreed to stand for election. In addition, La Mancha have nominated Gerard De Hert to stand for election to the Board, and his extensive experience in the African gold mining sector and technical expertise will be a great addition. I am also pleased that Ani Markova has agreed to stand for re-election as a director at the AGM. While this will mean an increase in the size of the Board to 10 directors, it will allow for a proper transition over the coming year prior to further rotation in accordance with our policies next year when I envisage the Board will go back to nine members.

As a result of these changes, the female representation on our Board will increase to 40%, reflecting our continued commitment to inclusion and diversity throughout the Company."

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

View original content to download multimedia:http://www.prnewswire.com/news-releases/golden-star-announces-changes-to-board-of-directors-at-the-2021-annual-general-meeting-of-shareholders-301259986.html

SOURCE Golden Star Resources Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2021/31/c8599.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:15e 31-MAR-21